5/22

Follow-Up Materials

08003336

MEMORANDUM

PROCESSED
JUN 26 2008
THOMSON REUTERS

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00002 FISCAL YEAR:

(03/94)

083-00002

ADB

Asian Development Bank

RECEIVED

2008 MAY 22 A 10: 13

FICE OF INTERNATIONAL CORPORATE FINANCE

RESOLUTION

GLOBAL BORROWING AUTHORIZATION FOR 2008

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2008;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake borrowings from time to time during 2008 and, for this purpose, (a) to create and sell issues of obligations with final maturities of one year or more from the date of issue (Bonds), and (b) to undertake direct borrowings of funds for terms of one year or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i) The aggregate amount of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars nine billion nine hundred million ($9,900,000,000).

(ii) For the purposes of subparagraph (i) above, the United States dollar equivalent of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing is priced.

2. The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing, and the Treasurer is authorized to approve (a) each issue of Bonds under the Global Medium-Term Note program and any local currency Medium-Term Note program, and (b) each issue of Bonds (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts not exceeding $1.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i) currency and principal amount,
(ii) amount of proceeds,
(iii) market(s),
(iv) title and form,
(v) price,
(vi) issuance date(s),
(vii) drawdown date(s),
(viii) maturity date(s),
(ix) interest rate(s) and interest payment date(s), and

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3. ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 of this appendix. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 of this appendix.

4. Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB, dated 3 December 1992, shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5. The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6. Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21, paragraphs (i) and (ii) of the Agreement Establishing the Asian Development Bank.

ADB

Asian Development Bank

RESOLUTION

GLOBAL AUTHORIZATION FOR CURRENCY LIABILITY AND INTEREST RATE SWAP TRANSACTIONS IN 2008

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency liability and interest rate swap transactions in 2008;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake from time to time during 2008 any currency liability swap transactions, interest rate swap transactions, cross currency rate swap transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2. The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (a) ADB's borrowings under the Global Medium-Term Note program and any local currency Medium-Term Note program, (b) ADB's other borrowings (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, and (c) ADB's asset and liability management transactions, involving principal amounts not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3. Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4. For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

For the purposes of this Resolution, "Authorized Representative" means

(i) any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Risk Management Unit; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant

General Counsel; a Principal Treasury Specialist; a Principal Counsel; and the Principal Risk Management Specialist (Market); and

(ii) in reference to any particular swap transaction undertaken in connection with ADB's borrowings and asset and liability management transactions, any person designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.

5. Formal action hereunder with respect to any swap transaction involving the change of a currency in which ADB's obligations are denominated shall be subject to the approvals of the governments of the countries whose currencies are involved in the relevant transaction.

Annex A

ADB NEWS RELEASES (Fourth Quarter 2007)	
DATE	PARTICULARS
20-Dec-07	Sweden and ADB Help Set Up GMS Power Market
20-Dec-07	ADB Funds Upgrade of Key 'Silk Road' Highway in Uzbekistan
20-Dec-07	Papua New Guinea's Lae Port Receives $108.25M for Expansion
20-Dec-07	Japan and ADB Help Tonle Sap Communities Participate in Development
19-Dec-07	ADB Provides $2M Grant to Combat Land Degradation, Climate Change Woes
19-Dec-07	ADB and Timor-Leste, Helping Dili Get Better Access to Safe, Reliable Water
19-Dec-07	ADB Extends $3M Grant to Facilitate Trade in Central Asia
19-Dec-07	Australia Joins Clean Energy Financing Partnership Facility
18-Dec-07	ADB Supporting Development of Malaysia's Nonperforming Loan Market
18-Dec-07	ADB Signs $30M in Subordinated Debt Facilities to Boost Lending Capacity of Two Banks in Azerbaijan
18-Dec-07	ADB Helps to Build Efficient Regional Transport System in PRC's Northwestern Province
18-Dec-07	ADB Supports Income Raising for Poor Farmers in PRC's Henan Province
17-Dec-07	ADB Supports Indonesia's Policy Reforms
17-Dec-07	ADB Provides $21M to Develop ICT in South Asia
17-Dec-07	ADB Grants $80M Loan to Ensure Safe, Secure Water Supply for PRC's Kunming City
17-Dec-07	Japan and ADB Providing $300.8M for Philippines' Local Government Units
17-Dec-07	ADB Provides $100M Loan to Ensure Safety, Efficiency of PRC's Railway Network
14-Dec-07	Conscious Actions Critical for Rural Poor to Benefit from Growth in Asia: ADB Book
14-Dec-07	ADB Approves Largest-Ever Project Loan for Billion-Dollar Highway Linking Ha Noi, Kunming
14-Dec-07	Japan and ADB Assist Urban Poor in Viet Nam's Thanh Hoa Province
14-Dec-07	ADB Loans India $500M to Promote Public-Private Partnership Infrastructure Projects
14-Dec-07	ADB Exploring Future Carbon Fund, Committed to Addressing Climate Change
13-Dec-07	Emerging East Asia to Maintain Strong Growth, Downside Risks Rise, Says ADB
12-Dec-07	Norway Contributes to Governance Cooperation Fund
12-Dec-07	ADB Extends $100M in Grants to Help Reduce Poverty in Nepal's Remote Areas
11-Dec-07	ADB Provides $1.15 Billion to Pakistan for Roads and Reform
11-Dec-07	ADB Helps Improve Education in Uzbekistan
11-Dec-07	ADB $50M Loan to Promote Equitable Access to Secondary Education in Viet Nam
10-Dec-07	ADB Provides $300.7M for Indonesia's Capital Market Development Program
10-Dec-07	Wide Disparities in Living Standards in Asia-Pacific - New Study
10-Dec-07	ADB Provides $202.5M to Improve Water Supply in Bangladesh's Capital City
07-Dec-07	ADB Assists Viet Nam in Ho Chi Minh City Expressway Development
07-Dec-07	ADB Approves $135M Loan Program to Aid Viet Nam Capital Markets Development
07-Dec-07	ADB Extends $50M Loan to Sri Lanka to Promote SME Development
07-Dec-07	ADB Lowers Charges on LIBOR-based Loans
06-Dec-07	ADB Provides $17.6M Loan to Help Bangladesh Plan Padma Bridge Project
06-Dec-07	ADB Extends $11.7M Support to Continue Development of Cambodia's Financial Sector
06-Dec-07	ADB Provides $20M to Assist Cambodia's Tonle Sap Region
05-Dec-07	ADB's New Country Director for Tajikistan Takes Office in Dushanbe
05-Dec-07	Korea, Australia and ADB Provide $165.5M for Viet Nam, Cambodia Road Improvements
04-Dec-07	ADB President Calls for Fundamental Change in Water Management in Asia and Pacific
03-Dec-07	Independent Report Gives ADB High Marks for Accountability
03-Dec-07	ADB Technical Assistance to Promote Sound Environmental Management Practices
03-Dec-07	ADB Marks World AIDS Day, Launches Transport Sector Toolkit
29-Nov-07	ADB $1m Grant to Improve Use of Statistics in Pacific DMC Development Plans
29-Nov-07	Developing Asian Countries must Rethink Water Management to Avoid Crisis
29-Nov-07	Japan and ADB Helping Bangladesh Prepare Urban Health Care Program
28-Nov-07	ADB Extends $80M Assistance for Sri Lanka's Education Sector
27-Nov-07	ADB Continues Series of Meetings on Safeguard Policy Update
27-Nov-07	ADB Extends $27.1M Grant to Enhance Secondary Education in Cambodia
27-Nov-07	ADB Assists Nepal in Implementing West Seti Hydroelectric Project
26-Nov-07	Japan, the Netherlands and ADB Fund Water and Sanitation Project Design for Nepal
26-Nov-07	ADB Looks to Boost Funding for Poverty Alleviation Efforts
23-Nov-07	Japan, United Kingdom and ADB Assist Asia and the Pacific Adapt to Climate Change
23-Nov-07	ADB Helps Viet Nam Implement Development Assistance Projects
22-Nov-07	ADB and AIM Form Partnership to Create Regional Trade, Investment Knowledge Hub

Annex A

ADB NEWS RELEASES (Fourth Quarter 2007)	
DATE	PARTICULARS
22-Nov-07	Emerging East Asian Bond Markets Resilient, But Risks Loom, Says ADB Report
21-Nov-07	ADB, Japan and Australia Extend $88M in Financial Assistance to Samoa Power Sector
21-Nov-07	ADB Extends $15M Grants to Develop Micro, Small, Medium Enterprises in Bhutan
21-Nov-07	Climate Change Presents Opportunities to Renew Development Strategies - ADB President
20-Nov-07	ADB Helping India Promote Public-Private Partnerships in Infrastructure
19-Nov-07	ADB President Calls for Acceleration in Subregional Cooperation
19-Nov-07	ADB to Help Foster Growth of Mongolia's Larger Companies to Diversify Economy
19-Nov-07	Ireland Contributes $1.07M to ADB Governance Cooperation Fund
17-Nov-07	ASEAN Should Be Driver of Regional Economic Cooperation and Integration - ADB President
16-Nov-07	ADB Provides over 1M Textbooks to Senior Secondary Schools across Aceh and Nias
15-Nov-07	Spain and ADB Help Prepare Development Plan for Viet Nam's Thanh Hoa Province
15-Nov-07	Japan and ADB Help Palau Prepare Water Supply Sector Development Plan
14-Nov-07	ADB Hosts First in Series of Meetings on Safeguards Policy Update
14-Nov-07	ADB and Tonga Enter into Partnership Strategy
13-Nov-07	ADB, PRC Issue Grant to Support Greater Mekong Subregion's Efforts to Monitor and Evaluate Poverty-Reduction Projects
12-Nov-07	ADB Assisting PRC in Enhancing Project Development and Implementation
12-Nov-07	ADB Promoting Regional Cooperation in South Asia by Boosting Research Capacity
09-Nov-07	ADB to Invest in Gas-Fired Power Plant Project in Pakistan's Sindh Province
09-Nov-07	ADB Continues to Support Cook Islands Plan for Sustainable Infrastructure Development
08-Nov-07	ADB Grant to Fund Construction of Final Section of Afghanistan's Ring Road
08-Nov-07	ADB Active in Disaster Risk Management and Recovery in Region
08-Nov-07	Japan, ADB, Pacific Islands Forum Secretariat Build Regional Cooperation
07-Nov-07	ADB Hosts International Seminar on Fighting Bribery in Public Procurement
06-Nov-07	ADB Continues Efforts to Address Climate Change, Engages Private-Sector Support
06-Nov-07	ADB Helps Fund Bangladesh's Battle Against Corruption
05-Nov-07	ADB Assisting Pakistan Develop Energy Model to Meet Requirements
03-Nov-07	ADB Assists in Rehabilitation of Road Network in Central Asia to Foster Trade
03-Nov-07	$18 Billion Plan to Build New 'Silk Roads' through Central Asia
02-Nov-07	$100M ADB Loan to Address Urban Sector Problems in PRC's Jilin Province
02-Nov-07	ADB Approves $36M Loan to Improve Water Supply, Sanitation in Armenia
02-Nov-07	Good Time to Buy Local Currency Emerging Asian Bonds - Conference Told
31-Oct-07	ADB Project in Rajasthan to Improve Living Conditions for 1.6M Urban Residents
30-Oct-07	Experts Discuss Malnutrition Challenges in Central Asia
30-Oct-07	Japan and ADB Fund Rehabilitation of Key Infrastructure in Northeast Tajikistan
30-Oct-07	ADB Provides $400M to Expand Health, Education Services for Indonesia's Poorest
29-Oct-07	ADB: Regional Cooperation Essential to Economic Growth in Central Asia
25-Oct-07	France and ADB Support Rural Infrastructure Rehabilitation in Viet Nam's Central Region
24-Oct-07	Central Asia Set to Take Major Step Forward in Regional Cooperation
24-Oct-07	ADB and Donor Partners Sign Development Cooperation Agreement in Tonga
24-Oct-07	Top Officials, Bankers to Attend ADB Bond Conference in Tokyo
23-Oct-07	ADB, Norway and Belgium Aiding Rehabilitation of Schools in Pakistan
23-Oct-07	ADB Contributing to Infrastructure Facility for Developing Countries
19-Oct-07	31 Leading Development Finance Institutions Bring Corporate Governance to the Forefront of Their Mission
19-Oct-07	ADB Assisting Nepal Develop Reliable Land Administration, Management System
19-Oct-07	Japan and ADB Aid Nepal in Protecting Families, Children Displaced By Conflicts
18-Oct-07	ADB Assisting in PRC's Water Pollution Management Project
18-Oct-07	Japan and ADB Help to Improve Solomon Islands' Maritime Transport
17-Oct-07	ADB Vice President Stresses Need for Economic and Social Benefits to Be Shared by Many
17-Oct-07	France, ADB Boosting Viet Nam Power Sector's Environmental Management Capacity
17-Oct-07	ADB and DfID to Help Implementation of Tajikistan's Private Sector Development Strategy

Annex A

ADB NEWS RELEASES (Fourth Quarter 2007)	
DATE	PARTICULARS
16-Oct-07	ADB Assisting Nepal in Combating Corruption
15-Oct-07	Four South Asian Countries Agree to ICT Connectivity
12-Oct-07	ADB Holding Workshops to Further Develop Draft Safeguard Policies
12-Oct-07	ADB President Backs India's Sustainable and Equitable Growth Policy
11-Oct-07	ADB Funding Flood Risk Management System for Tajikistan's Khatlon Province
11-Oct-07	ADB OKs $15M Loan to Aid Poverty Reduction Program in Viet Nam
10-Oct-07	ADB to Help Clean up the PRC's Songhua River Basin
10-Oct-07	Japan, ADB assist LAO PDR in Developing the Private Sector
09-Oct-07	ADB Providing Credit to SME Sector in Azerbaijan
08-Oct-07	Asia's Growth can Provide Economic, Social Benefits to All - Joint MDG Report
05-Oct-07	ADB, Maldives Enter 5-Year Strategic Partnership
05-Oct-07	$510 Million to Promote Renewable Energy in Pakistan
04-Oct-07	ADB OKs $30.6 Million Loan to Improve Rural Roads in Armenia
03-Oct-07	ADB Hails Progress in Reconstruction and Rehabilitation Two Years after Pakistan Earthquake
03-Oct-07	Kyrgyz Republic, Development Partners Cooperating to Ensure Sustainable Growth
02-Oct-07	Afghanistan 'Ring Road's' Missing Link to Be Constructed
02-Oct-07	ADB Approves $500M Loan Facility for Azerbaijan's Road Network Program
01-Oct-07	ADB Reviews Poverty Reduction Strategy in Cambodia
01-Oct-07	Millennium Development Goals Regional Progress Report to Be Launched at Poverty Forum in Manila

Source: ADB's official website (http:// www.adb.org)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$1,000,000,000
3.00 per cent. Global Notes due 15 February 2011

Filed pursuant to Rule 3 of Regulation AD
Dated: January 22, 2008

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$1,000,000,000 principal amount of 3.00 per cent. Global Notes due 15 February 2011 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus"), which was previously filed under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated January 15, 2008 (the "Pricing Supplement"). Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 10, 2007, was filed under a report of the ADB dated April 10, 2007.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of January 15, 2008, the ADB entered into a Terms Agreement with Daiwa Securities SMBC Europe Limited, Morgan Stanley & Co. International plc, RBC Capital Markets Corporation, BNP Paribas, Citigroup Global Markets Inc., Deutsche Bank AG, London Branch, Dresdner Bank AG London Branch, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Nomura International plc and UBS Limited

(collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$1,000,000,000 for an issue price of 99.894% less management and underwriting fees and selling concessions of 0.075%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about January 22, 2008.

The Managers propose to offer all the Notes to the public at the public offering price of 99.894%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount U.S.$
Daiwa Securities SMBC Europe Limited	U.S.$316,666,667
Morgan Stanley & Co. International plc	316,666,667
RBC Capital Markets Corporation	316,666,666
BNP Paribas.	5,000,000
Citigroup Global Markets Inc.	5,000,000
Deutsche Bank AG, London Branch	5,000,000
Dresdner Bank AG London Branch	5,000,000
HSBC Bank plc	5,000,000
J.P. Morgan Securities Ltd.	5,000,000
Merrill Lynch International	5,000,000
Mitsubishi UFJ Securities International plc	5,000,000
Nomura International plc	5,000,000
UBS Limited	5,000,000
Total	U.S.$1,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.894%	0.075%	99.819%
Total	U.S.$998,940,000	U.S.$750,000	U.S.$ 998,190,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 45,000*
Fees/Expenses of Independent Accountants	$ 35,000*
Listing Fees (Luxembourg)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Terms Agreement dated January 15, 2008.

(d) (i) Information Statement dated April 10, 2007, previously filed under a report of the ADB dated April 10, 2007.

(ii) Pricing Supplement dated January 15, 2008.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial (212) 225-2730
E-Mail: wolson@cgsh.com

January 22, 2008

Asian Development Bank
P.O. Box 789
0980 Manila, Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the Terms Agreement dated as of 15 January 2008 between the Asian Development Bank ("ADB") and the Managers, in connection with the offering by ADB of U.S.$1,000,000,000 principal amount of 3.00 per cent. Global Notes due 15 February 2011 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the Prospectus dated July 20, 2005 relating to the Program and the Pricing Supplement dated 15 January 2008;

(b) the Standard Provisions dated as of 17 May 2004 relating to the issuance of Notes by ADB;

(c) an executed copy of the Uniform Fiscal Agency Agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB.

(d) the letter of instruction dated 18 January 2008 from ADB to the Federal Reserve Bank of New York, authorizing and requesting delivery of the Notes; and

(e) the opinion of the General Counsel of ADB dated 22 January 2008 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of the ADB dated 24 April 2007.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other instruments and other certificates of public officials, officers and representatives of ADB and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By Wanda J. Olson

Wanda J. Olson, a Partner

TERMS AGREEMENT NO. 365-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$1,000,000,000

3.00 per cent. Global Notes due 15 February 2011

15 January 2008

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") severally agree to purchase from the Asian Development Bank ("ADB") its U.S.$1,000,000,000 3.00 per cent. Global Notes due 15 February 2011 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 20 July 2005 (the "Prospectus") at 9:00 a.m., New York time, on 22 January 2008 (the "Settlement Date") at an aggregate purchase price of U.S.$998,190,000 on the terms set forth herein and in the Standard Provisions dated as of 17 May 2004 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference, except that all references therein to (i) the Prospectus shall be deemed to refer to the Prospectus referred to herein and (ii) the Fiscal Agency Agreement shall be deemed to refer to the Uniform Fiscal Agency Agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Managers that the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The obligation of the Managers to purchase Notes hereunder is further subject to the receipt by each of the Managers of the documents referred to in Section 6(b) of the Standard Provisions, if requested by the Managers.

1. ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.894 per cent. of the principal amount less a management and underwriting fee and selling concession of 0.075 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Daiwa Securities SMBC Europe Limited	U.S.$316,666,667
Morgan Stanley & Co. International plc	316,666,667
RBC Capital Markets Corporation	316,666,666
BNP Paribas	5,000,000
Citigroup Global Markets Inc.	5,000,000
Deutsche Bank AG, London Branch	5,000,000
Dresdner Bank AG London Branch	5,000,000
HSBC Bank plc	5,000,000
J.P. Morgan Securities Ltd.	5,000,000
Merrill Lynch International	5,000,000
Mitsubishi UFJ Securities International plc	5,000,000
Nomura International plc	5,000,000
UBS Limited	5,000,000
Total	U.S.$1,000,000,000

2. Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the following account of The Bank of New York at the Federal Reserve Bank of New York, ABA No. 021000018, for further credit to Morgan Stanley; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed Morgan Stanley & Co. International plc as Stabilizing Manager with respect to this issue of Notes.

4. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having received:

(i) a copy of each of the Prospectus and the Fiscal Agency Agreement, duly executed by the parties thereto; and

(ii) a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

5. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

6. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

7. For purposes hereof, the notice details of ADB and each of the Managers are as follows:

For ADB:

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: +632 632-4713
Facsimile: +632 632-4120 or 636-2625

For the Managers:

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London, E14 4QA
United Kingdom
Attention: Head of Transaction Management Group, Global Capital Markets
Telephone: +44 207 7677-7799
Facsimile: +44 207 7677-7999

8. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes, as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

9. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DAIWA SECURITIES SMBC EUROPE LIMITED
MORGAN STANLEY & CO. INTERNATIONAL PLC
RBC CAPITAL MARKETS CORPORATION
BNP PARIBAS
CITIGROUP GLOBAL MARKETS INC.
DEUTSCHE BANK AG, LONDON BRANCH
DRESDNER BANK AG LONDON BRANCH
HSBC BANK PLC
J.P. MORGAN SECURITIES LTD.
MERRILL LYNCH INTERNATIONAL
MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC
NOMURA INTERNATIONAL PLC
UBS LIMITED

By:____________________
Name: James Walber
Title: As Attorney in fact.

[*signatures continued on next page*]

CONFIRMED AND ACCEPTED,
as of the date first written above:

ASIAN DEVELOPMENT BANK

By:________________________
Name: Benjamin Lee
Title: Assistant Treasurer

PRICING SUPPLEMENT

ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 365-00-1

U.S.$1,000,000,000

3.00 per cent. Global Notes due 15 February 2011

Issue price: 99.894 per cent.

Joint Lead Managers

Daiwa Securities SMBC Europe
Morgan Stanley
RBC Capital Markets

Co-Lead Managers

BNP PARIBAS	**Citi**
Deutsche Bank	**Dresdner Kleinwort**
HSBC	**JPMorgan**
Merrill Lynch & Co.	**Mitsubishi UFJ Securities International plc**
Nomura Securities	**UBS Investment Bank**

The date of this Pricing Supplement is 15 January 2008.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$1,000,000,000 3.00 per cent. Global Notes due 15 February 2011 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 20 July 2005 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2007.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank.
2.	Series Number:		365-00-1.
3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$1,000,000,000.
5.	(i)	Issue Price:	99.894 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	U.S.$998,190,000.
6.	Specified Denominations (Condition 1(a)):		U.S.$1,000.
7.	(i)	Issue Date (Condition 5(d)):	22 January 2008.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.

8.	Maturity Date or Redemption Month (Condition 6(a)):	15 February 2011.
9.	Interest Basis (Condition 5)):	Fixed Rate (Condition 5(a)) (further particulars specified below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
	(i) Rate(s) of Interest:	3.00 per cent. per annum, payable semi-annually in arrear.
	(ii) Interest Payment Date(s):	15 February and 15 August of each year, commencing on 15 August 2008.
	(iii) Fixed Coupon Amount(s):	U.S.$15.00 per Specified Denomination.
	(iv) Broken Amount(s):	U.S.$16.92 per Specified Denomination payable on 15 August 2008.
	(v) Day Count Fraction (Condition 5(d)):	30/360.
	(vi) Determination Date(s):	Not applicable.
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day.

17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
	(i) Alternative Payment Mechanism (Condition 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii) Variable Redemption Amount (Condition 6(d))	Not applicable.
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii) Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Book-Entry Notes available on Issue Date.
26.	Talons for future Coupons to be attached to definitive Bearer Notes	

	(and dates on which such Talons mature):	Not applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	
	(i) Relevant Financial Center:	New York.
	(ii) Payment Dates:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment. "Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

Distribution

32.	(i) If syndicated, names of Managers:	Daiwa Securities SMBC Europe Limited Morgan Stanley & Co. International plc RBC Capital Markets Corporation BNP Paribas Citigroup Global Markets Inc.

		Deutsche Bank AG, London Branch Dresdner Bank AG London Branch HSBC Bank plc J.P. Morgan Securities Ltd. Merrill Lynch International Mitsubishi UFJ Securities International plc Nomura International plc UBS Limited
	(ii) Stabilizing Manager (if any):	Morgan Stanley & Co. International plc.
	(iii) Commissions and Concessions:	0.075 per cent.
33.	If non-syndicated, name of Dealer:	Not applicable.
34.	Additional selling restrictions:	Not applicable.

Operational Information

35.	(i)	ISIN:	US045167BS19.
	(ii)	CUSIP:	045167BS1.
	(iii)	CINS:	Not applicable.
	(iv)	Other:	Not applicable.
36.	Common Code:		034145911.
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):		Federal Reserve Book-Entry System.
38.	Delivery:		Delivery against payment.
39.	Additional Paying Agent(s) (if any):		Not applicable.
40.	Governing Law:		New York.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Stabilizing

In connection with this issue, Morgan Stanley & Co. International plc may over-allot or effect transactions that stabilize or maintain the market price of the Notes at a level that might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 10 April 2007.

Recent Developments

On 7 May 2007, ADB's Board of Governors approved the following with respect to its 2006 ordinary capital resources net income:

(a) U.S.$138.5 million, representing the FAS 133 adjustment as of 31 December 2006, be added to the net income from the cumulative revaluation adjustments account;

(b) U.S.$52.0 million, representing the adjustment to the loan loss reserve as of 31 December 2006, be added to the loan loss reserve;

(c) U.S.$286.2 million be allocated to ordinary reserve;

(d) U.S.$286.2 million be allocated to surplus;

(e) U.S.$40.0 million be allocated to the Asian Development Fund; and

(f) U.S.$40.0 million be allocated to the Regional Cooperation and Integration Fund.

On 7 December 2007, ADB's Board of Directors approved the following for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees that are negotiated on or after 1 October 2007:

(a) to provide a credit of 0.40 per cent. for the duration of the loan, to result in a contractual spread of 0.20 per cent.;

(b) to reduce the commitment charge to 0.15 per cent. for both project and program loans; and

(c) to eliminate front end fees.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: ______________________

Name: Benjamin Lee
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

Postal Address
P.O. Box 789
0980 Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

**LUXEMBOURG LISTING AGENT,
PAYING AGENT
AND TRANSFER AGENT**

Fortis Banque Luxembourg S.A.
50, avenue J.F. Kennedy
L-2951 Luxembourg

LEGAL ADVISERS TO THE DEALERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

AUDITORS

PricewaterhouseCoopers
8 Cross Street #17-00
PWC Building
Singapore 048424

END